WORLD HEADQUARTERS

August 22, 2016

By EDGAR

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    American Axle & Manufacturing Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 12, 2016
File No. 001-14303

Dear Mr. Shenk:

On behalf of American Axle & Manufacturing Holdings, Inc. (“AAM” or “the Company”), we are providing the following responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your July 25, 2016 letter regarding the above-referenced filing. For ease of reference, the staff’s comments are reproduced below.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1.
In future filings please quantify, discuss, and analyze changes in costs of goods sold on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please consider quantifying and discussing the significant components of costs of goods sold, to the extent material.

(313) 758-2000 · One Dauch Drive · Detroit, MI 48211 -1198 USA · www.aam.com

Securities and Exchange Commission
August 22, 2016

AAM Response:

We will comply with the staff’s comments in future filings by quantifying, discussing and analyzing changes in cost of goods sold on a stand-alone basis and, to the extent material, quantifying and discussing the significant components of cost of goods sold.

In connection with the Company’s responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings on Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Lisa L. Jacobs at 212-848-7678 or me at 313-758-4785 with any questions, or if you wish to discuss the above response.

In the future, please direct all communications by email to the following individuals at the following email addresses:

Christopher J. May, Chris.May@aam.com
David E. Barnes, David.Barnes@aam.com
Lisa L. Jacobs, ljacobs@shearman.com

Sincerely,

/s/ Christopher J. May
Christopher J. May
Vice President & Chief Financial Officer

cc: Aamira Chaudhry, U.S. Securities and Exchange Commission
Amy Geddes, U.S. Securities and Exchange Commission
David E. Barnes, General Counsel, Secretary & CCO, American Axle & Manufacturing Holdings, Inc.
Lisa L. Jacobs, Partner, Shearman & Sterling LLP